UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Lifetime Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

53222Q103
(CUSIP Number)

William Tomai Treasurer Taylor Parent, LLC 825 Third Avenue, 40th Floor New York, New York 10022 (212) 332-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 53222Q103	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CP Taylor GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centre Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centre Partners V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JRJ V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harwich Road V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JRJ Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harwich Road Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce G. Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53222Q103	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Jaffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53222Q103	SCHEDULE 13D	Page 12 of 19

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Lifetime Brands, Inc. (the “Issuer”), a Delaware corporation, with principal executive offices at 1000 Stewart Avenue, Garden City, New York 11530.

Item 2.  Identity and Background.
(a) – (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	Taylor Parent, LLC, a Delaware limited liability company (“Taylor Parent”), whose principal business is to hold the shares reported herein;
(ii)	CP Taylor GP, LLC, a Delaware limited liability company (“CP Taylor”), whose principal business is to appoint the board of directors of Taylor Parent;
(iii)	Centre Partners V, L.P., a Delaware limited partnership (“Centre Partners LP”), the sole member of CP Taylor;
(iv)	Centre Partners V LLC, a Delaware limited liability company (“Centre Partners”), which is the general partner of Centre Partners LP;
(v)	JRJ V LP, a Delaware limited partnership (“JRJ LP”), which serves as co-manager of Centre Partners;
(vi)	Harwich Road V LP, a Delaware limited partnership (“Harwich Road LP”), which serves as co-manager of Centre Partners;
(vii)	JRJ Inc., a Delaware corporation (“JRJ”), which serves as the general partner of JRJ LP;
(viii)	Harwich Road Inc., a Delaware corporation (“Harwich Road”), which serves as general partner of Harwich Road LP;
(ix)	Bruce G. Pollack, who serves as the President of JRJ; and
(x)	David L. Jaffe, who serves as the President of Harwich Road.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated herein by reference. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Centre Partners Management LLC, 825 Third Avenue, 40th Floor, New York, New York 10022.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 13 of 19

Item 3.  Source or Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger, dated as of December 22, 2017, by and among the Issuer, TPP Acquisition I Corp., TPP Acquisition II LLC, Taylor Parent, Taylor Holdco, LLC (“Taylor Holdco”) and, solely for purposes of certain sections therein, CP Taylor (the “Merger Agreement”), on March 2, 2018, the Issuer acquired all of the capital stock of Taylor Holdco from Taylor Parent (the “Acquisition”). As consideration for the Acquisition, Taylor Parent received an aggregate of 5,593,116 shares of Common Stock and $27,500,000 of cash.

Item 4.  Purpose of Transaction.

Subject to the provisions in the Stockholders Agreement (as defined below) regarding the acquisition of additional shares of Common Stock by the Reporting Persons and following the expiration of the lock-up provisions included therein, the Reporting Persons will continuously evaluate whether additional shares of Common Stock will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of the shares of Common Stock. In making their decision with respect to the Common Stock, the Reporting Persons will consider various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as deemed appropriate.

The descriptions of the Acquisition, the Merger Agreement and the Stockholders Agreement contained in Item 6 below are hereby incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.
The percentages in this Item 5 assume there is a total of 20,540,268 shares of Common Stock outstanding as of March 9, 2018.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Taylor Parent directly holds the shares of Common Stock reported herein and has sole power to vote and dispose of the Common Stock.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 14 of 19

CP Taylor, which appoints the board of directors of Taylor Parent, has the ability to direct the management of Taylor Parent’s business, including the power to direct the decisions of Taylor Parent regarding the vote and disposition of securities held by Taylor Parent; therefore, CP Taylor may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

Centre Partners LP, in its capacity as sole member of CP Taylor, has the ability to direct the management of CP Taylor’s business, including the power to direct the decisions of CP Taylor regarding the vote and disposition of securities held by Taylor Parent; therefore, Centre Partners LP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

Centre Partners, in its capacity as the general partner of Centre Partners LP, has the ability to direct the management of Centre Partners LP’s business, including the power to direct the decisions of Centre Partners LP regarding the vote and disposition of securities held by Taylor Parent; therefore, Centre Partners may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

JRJ LP and Harwich Road LP, in their capacity as co-managers of Centre Partners, have the ability to direct the management of Centre Partners’ business, including the power to direct the decisions of Centre Partners regarding the vote and disposition of securities held by Taylor Parent; therefore, JRJ LP and Harwich Road LP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

JRJ, in its capacity as the general partner of JRJ LP, has the ability to direct the management of JRJ LP’s business, including the power to direct the decisions of JRJ LP regarding the vote and disposition of securities held by Taylor Parent; therefore, JRJ may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

Harwich Road, in its capacity as the general partner of Harwich Road LP, has the ability to direct the management of Harwich Road LP’s business, including the power to direct the decisions of Harwich Road LP regarding the vote and disposition of securities held by Taylor Parent; therefore, Harwich Road may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

Bruce G. Pollack, in his capacity as the President of JRJ, has the ability to direct the management of JRJ’s business, including the power to direct the decisions of JRJ regarding the vote and disposition of securities held by Taylor Parent; therefore, Mr. Pollack may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

David L. Jaffe, in his capacity as the President of Harwich Road, has the ability to direct the management of Harwich Road’s business, including the power to direct the decisions of Harwich Road regarding the vote and disposition of securities held by Taylor Parent; therefore, Mr. Jaffe may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 15 of 19

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Taylor Parent, that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Taylor Parent.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person's status as a director, executive officer, member or general partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Merger Agreement and the Acquisition

On December 22, 2017, the Issuer, TPP Acquisition I Corp., TPP Acquisition II LLC, Taylor Parent, Taylor Holdco and, solely for purposes of certain sections therein, CP Taylor entered into the Merger Agreement, which provided for, among other things, the acquisition by the Issuer of all of the capital stock of Taylor Holdco from Taylor Parent. Pursuant to the Merger Agreement, Taylor Parent was entitled to receive an aggregate of 5,593,116 shares of Common Stock and $27,500,000 of cash upon the closing of the Acquisition.

The Issuer’s stockholders approved the issuance of the shares of Common Stock to Taylor Parent in connection with the Acquisition and related proposals at a special meeting of the Issuer’s stockholders held on February 28, 2018, and the Acquisition closed on March 2, 2018.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 16 of 19

Stockholders Agreement

In connection with the Merger Agreement and upon the closing of the Acquisition, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with Taylor Parent and the stockholders of the Issuer set forth on Schedule I thereto (such stockholder an “Acquisition Share Stockholder”), whereby each party to the Stockholders Agreement agreed, among other things, that the Issuer would provide registration rights with respect to the shares of Common Stock held by Taylor Parent or other Acquisition Share Stockholder, if any, and to certain other governance matters and restrictions on transfer of the shares of Common Stock reported herein.

Pursuant to the Stockholders Agreement, for so long as Taylor Parent beneficially owns (1) at least 20% of the outstanding Common Stock on a Fully Diluted Basis (as defined in the Stockholders Agreement) (the “Future Fully Diluted Basis”), up to two persons designated by Taylor Parent will be nominated for election or appointment to the Board of Directors of the Issuer at each meeting of stockholders at which members of the Board are elected, (2) less than 20%, but greater than 10% of the outstanding Common Stock on a Future Fully Diluted Basis, one person designated by Taylor Parent will be nominated for election or appointment to the Board at each meeting of stockholders at which members of the Board are elected, or (3) less than 10% of the outstanding Common Stock on a Future Fully Diluted Basis, then Taylor Parent shall have no right to designate anyone for election or appointment to the Board (any such person so designated, a “Board Designee”).

The Board is contractually required to nominate any Board Designee for election to the Board and to use commercially reasonable efforts to solicit proxies in favor of the election of the Board Designees in substantially the same manner that it solicits proxies for all other director nominees recommended by the Board.

The Stockholders Agreement also provides Taylor Parent certain demand registration rights and the right to participate in registered public offerings the Issuer initiates, subject to certain limitations and exceptions. The Stockholders Agreement also provides for customary cooperation and indemnification obligations in connection with registered public offerings.

The Stockholders Agreement also contains certain restrictions on the Issuer and Taylor Parent. Taylor Parent and its affiliates will be prohibited from, without the express written approval of at least a majority of the disinterested members of the Issuer’s Board, acquiring and making certain transfers of Common Stock or other securities issued by the Issuer, entering into voting agreements or soliciting proxies with respect to its Common Stock and taking certain other actions. Further, Taylor Parent may not sell, offer or agree to sell, or otherwise transfer, subject to certain customary exceptions, directly or indirectly, any of the shares of Common Stock through and including December 31, 2019. Additionally, for so long as Taylor Parent continues to beneficially own at least 50% of the shares of Common Stock received in connection with the Acquisition, neither the Issuer nor any of its subsidiaries may take the following actions without the approval of the Board Designees, such approval not to be unreasonably withheld: (i) enter into any agreement for a transaction that would result in a change of control of the Issuer;

CUSIP No. 53222Q103	SCHEDULE 13D	Page 17 of 19

(ii) consummate any transaction for the sale of all or substantially all of the Issuer’s assets; (iii) file for reorganization pursuant to Chapter 11, or for liquidation pursuant to Chapter 7, of the U.S. Bankruptcy Code; (iv) liquidate or dissolve the business and affairs of the Issuer; (v) take any Board actions to seek an amendment to the Issuer’s Certificate of Incorporation or approve, or recommend that the Issuer’s stockholders approve, an amendment to the Bylaws, except as required by Delaware Law (as defined in the Merger Agreement) or other applicable law and other than amendments that would not materially and disproportionately affect Taylor Parent; (vi) incur additional debt in excess of $100 million in the aggregate, subject to certain exceptions; (vii) acquire or dispose of assets or a business, in each case with an individual value in excess of $100 million; (viii) terminate the employment of the Chief Executive Officer, other than for cause (in which case the Issuer shall consult in good faith with Taylor Parent on a replacement Chief Executive Officer); and (ix) adopt a stockholder rights plan that does not exempt as “grandfathered persons” the stockholders party to the Stockholders Agreement and their affiliates from being deemed “acquiring persons” due to their beneficial ownership of the Issuer’s Common Stock upon the public announcement of adoption of such stockholder rights plan (it being understood that no such plan shall restrict any stockholder party to the Stockholders Agreement or its affiliates from acquiring, in the aggregate, Common Stock up to the level of their aggregate percentage beneficial ownership as of the public announcement of the adoption of such stockholder rights plan).

The foregoing summaries of the Merger Agreement and the Stockholders Agreement, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Stockholders Agreement, both of which are filed as Exhibits hereto, which are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).
Exhibit 2
Agreement and Plan of Merger, dated as of December 22, 2017, by and among the Issuer, TPP Acquisition I Corp., TPP Acquisition II LLC, Taylor Parent, Taylor Holdco and CP Taylor (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 29, 2017).

Exhibit 3
Stockholders Agreement, dated as of March 2, 2018, by and between Lifetime Brands, Inc. and Taylor Parent, LLC (incorporated by reference to Exhibit 10.01 to the Issuer’s Current Report on Form 8-K filed March 6, 2018).

CUSIP No. 53222Q103	SCHEDULE 13D	Page 18 of 19

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2018

Taylor Parent, LLC

By:	/s/ William Tomai
Name: William Tomai Title: Treasurer

CP Taylor GP, LLC

By:	/s/ Michael Schnabel
Name: Michael Schnabel Title: Authorized Person

Centre Partners V, L.P.
By:	Centre Partners V LLC
Its:	general partner

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

Centre Partners V LLC

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

JRJ V LP

By:	JRJ Inc.
Its:	general partner

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

CUSIP No. 53222Q103	SCHEDULE 13D	Page 19 of 19

Harwich Road V LP

By:	Harwich Road Inc.
Its:	general partner

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

JRJ Inc.

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

Harwich Road Inc.

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

Bruce G. Pollack

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack

David L. Jaffe

By:	/s/ David L. Jaffe
Name: David L. Jaffe

ANNEX A

Taylor Parent, LLC

Set forth below are the officers and directors of Taylor Parent, LLC.

Name	Principal Occupation
Bruce G. Pollack	President and Director
William Tomai	Treasurer
Dan Brinkenhoff	Secretary and Director
Michael Schnabel	Senior Vice President and Director

CP Taylor GP, LLC

Centre Partners V, L.P. is the sole member of CP Taylor GP, LLC.

Centre Partners V, L.P.

Centre Partners V LLC is the general partner of Centre Partners V, L.P.

Centre Partners V LLC

JRJ V LP and Harwich Road V LP are the co-managers of Centre Partners V LLC.

JRJ V LP

The general partner of JRJ V LP is JRJ Inc.

Harwich Road V LP

The general partner of Harwich Road V LP is Harwich Road Inc.

JRJ Inc.

The President of JRJ Inc. is Bruce G. Pollack.

Harwich Road Inc.

The President of Harwich Road Inc. is David L. Jaffe.

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  March 9, 2018

Taylor Parent, LLC

By:	/s/ William Tomai
Name: William Tomai Title: Treasurer

CP Taylor GP, LLC

By:	/s/ Michael Schnabel
Name: Michael Schnabel Title: Authorized Person

Centre Partners V, L.P.

By:	Centre Partners V LLC
Its:	general partner

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

Centre Partners V LLC

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

JRJ V LP

By:	JRJ Inc.
Its:	general partner

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

Harwich Road V LP

By:	Harwich Road Inc.
Its:	general partner

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

JRJ Inc.

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

Harwich Road Inc.

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

Bruce G. Pollack

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack

David L. Jaffe

By:	/s/ David L. Jaffe
Name: David L. Jaffe